Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces completion of its first purchase of spot bitcoin miners worth US$7,000,000 with total hash rate of 69,000 Th/s

CHONGQING, China, Dec. 15, 2021 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced that the Company has entered into an asset purchase agreement through its Canadian subsidiary with a local company for the purchase of 742 spot first-tier new Bitcoin miners worth approximately US$7 million. The miners have all arrived at a mining facility in Canada and expect to begin generating revenue in Bitcoin within three days of the closing of the transaction, which will quickly help ramp up capacity from zero to 69,000 Th/s. Assuming the unit price of Bitcoin stabilizes at US$50,000 for the first year, this new business line is expected to generate for the Company approximately US$6.2 million in revenue and contribute US$4.4 million in gross profit before depreciation of miners.

Dr. Erick Rengifo, CSO of the Company said: “Amid challenging environment for our agricultural business, encouraged by our new investors, newly joined executives and in-depth research in emerging market opportunities, we made a strategic move to purchase spot Bitcoin miners. We believe the probability and long-term value of Bitcoin mining is a perfect complement to our agricultural business that can add significant risk adjusted returns for the owners. We have been actively discussing long term and in-depth partnership with a handful of top tier industry players and expect to create healthy and mutually beneficial businesses models. We will continue to research blockchain technology and its applications to offer fresh ideas/tools to accelerate the Company’s growth and diversification.”

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd., through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, engages in agricultural business with a diversified expansion strategy that involves investments in emerging technologies. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao , President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com